UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File No. 001-36675

FIAT CHRYSLER AUTOMOBILES N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street

London SW1A 1HA

United Kingdom

Tel. No.: +44 (0)20 7766 0311

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The following exhibits are furnished herewith:

Exhibit 99.1	Press release issued by Fiat Chrysler Automobiles N.V. dated March 4, 2016.

Exhibit 99.2	Notice of the Annual General Meeting.

Exhibit 99.3	Annual General Meeting Agenda and Explanatory Notes.

Exhibit 99.4	Proxy Forms.

Exhibit 99.5	Attendance and Proxy Card.

Exhibit 99.6	Outstanding Share Capital and Voting Rights at the Date of Notice of the Annual General Meeting.

Exhibit 99.7	Corporate Governance Statement.

Exhibit 99.8	Demerger Proposal and Explanatory Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2016	FIAT CHRYSLER AUTOMOBILES N.V.

	By:	/s/ Richard K. Palmer

Name: Richard K. Palmer
Title: Chief Financial Officer

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release issued by Fiat Chrysler Automobiles N.V. dated March 4, 2016.

Exhibit 99.2	Notice of the Annual General Meeting.

Exhibit 99.3	Annual General Meeting Agenda and Explanatory Notes.

Exhibit 99.4	Proxy Form.

Exhibit 99.5	Attendance and Proxy Card.

Exhibit 99.6	Outstanding Share Capital and Voting Rights at the Date of Notice of the Annual General Meeting.

Exhibit 99.7	Corporate Governance Statement.

Exhibit 99.8	Demerger Proposal and Explanatory Notes.